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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 27)

                              Chrysler Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                  171196 10 8
                          --------------------------
                                (CUSIP Number)

                             Stephen Fraidin, P.C.
                   Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                           New York, New York  10004
                                 (212) 859-8140

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 20, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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          This Amendment No. 27 amends and supplements the Statement on Schedule
13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian, Tracinda Corporation ("Tracinda"), Lee Iacocca, and Alfred Boyer. Terms used and not defined in this Amendment have the meaning set forth in the Schedule
13D.

      1. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended to add the following information:

         Subsequent to a meeting with the Company on November 20, 1995, Tracinda delivered a letter to the Company, a copy of which is included as an Exhibit to this Amendment, and which is incorporated herein by reference.

      2. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is hereby amended to add the following:

         Letter, dated November 20, 1995, from Mr. Jerome York, Vice Chairman of Tracinda, to Mr. Robert Eaton, Chairman and Chief Executive Officer of the Company.

      3. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

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                                   SIGNATURE
                                   ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRACINDA CORPORATION


                                    By: /s/  Anthony L. Mandekic
                                        ------------------------
                                      Anthony L. Mandekic
                                      Secretary/Treasurer



Dated:  November 20, 1995

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